                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
             RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)*
                                (Amendment No.   )
                                               --

                                 TeamStaff, Inc.
                                ----------------
                                (Name of Issuer)


                     Common Stock, par value $.001 par value
                     ---------------------------------------
                         (Title of Class of Securities)

                                   87815U 20 4
                                 --------------
                                 (CUSIP Number)

                        December 18, 2000 and May 4, 2001
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                       [ ] Rule 13d-1(b)

                       [X] Rule 13d-1(c)

                       [ ] Rule 13d-1(d)

* THIS SCHEDULE 13G IS FILED TO AMEND AND REPLACE, PURSUANT TO THE RULE 13d-1 AND SECURITIES EXCHANGE ACT RELEASE NO. 34-39538, THE REPORTING PERSON'S SCHEDULE 13D FILED FEBRUARY 8, 1999.

CUSIP No. 87815U 20 4                                                               Page 2 of 7

-------------- ------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON

                        Warren M. Cason

               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


-------------- ------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                (a)  [ ]
                                                                                                (b)  [X]

-------------- ------------------------------------------------------------------------------------------
      3        SEC USE ONLY


-------------- ------------------------------------------------------------------------------------------
      4        CITIZENSHIP OR PLACE OF ORGANIZATION

                    U.S.A.
--------------------------- ----- -----------------------------------------------------------------------
                             5    SOLE VOTING POWER
        NUMBER OF
          SHARES                                                                          583,638
       BENEFICIALLY         ----- -----------------------------------------------------------------------
         OWNED BY            6    SHARED VOTING POWER
           EACH
        REPORTING                                                                          68,237
          PERSON            ----- -----------------------------------------------------------------------
           WITH              7    SOLE DISPOSITIVE POWER

                                                                                          583,638
--------------------------- ----- -----------------------------------------------------------------------
                             8    SHARED DISPOSITIVE POWER

                                                                                           68,237
-------------- ------------------------------------------------------------------------------------------
      9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                          641,875
-------------- ------------------------------------------------------------------------------------------
     10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                                                [ ]
-------------- ------------------------------------------------------------------------------------------
     11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                          8.0%
-------------- ------------------------------------------------------------------------------------------
     12        TYPE OF REPORTING PERSON*

                                       IN
-------------- ------------------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No. 87815U 20 4                                                               Page 3 of 7
-------------- ------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON

                        Dorothy C. Cason

               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

-------------- ------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                (a)  [ ]
                                                                                                (b)  [X]

-------------- ------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- ------------------------------------------------------------------------------------------
      4        CITIZENSHIP OR PLACE OF ORGANIZATION

                    U.S.A.
--------------------------- ----- -----------------------------------------------------------------------
                             5    SOLE VOTING POWER
        NUMBER OF
          SHARES                                                                          291,009
       BENEFICIALLY         ----- -----------------------------------------------------------------------
         OWNED BY            6    SHARED VOTING POWER
           EACH
        REPORTING                                                                          68,237
          PERSON            ----- -----------------------------------------------------------------------
           WITH              7    SOLE DISPOSITIVE POWER

                                                                                          291,009
--------------------------- ----- -----------------------------------------------------------------------
                             8    SHARED DISPOSITIVE POWER

                                                                                           68,237
-------------- ------------------------------------------------------------------------------------------
      9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                          359,246
-------------- ------------------------------------------------------------------------------------------
     10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                                                [ ]
-------------- ------------------------------------------------------------------------------------------
     11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                          4.5%
-------------- ------------------------------------------------------------------------------------------
     12        TYPE OF REPORTING PERSON*

                                          IN
-------------- ------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No. 87815U 20 4                                               Page 4 of 7


Item 1.      (a)  Name of Issuer:

                           TeamStaff, Inc. (the "Issuer")

Item 1.      (b)  Address of Issuer's Principal Executive Offices:

                           300 Atrium Drive
                           Somerset, New Jersey  08873

Item 2.      (a)  Name of Person Filing:

                  Warren M. Cason and Dorothy C. Cason (individually the "Reporting Person", jointly the "Reporting Persons")

Item 2.      (b)  Address of Principal Business Office or if None, Residence:

                           400 North Ashley Drive, Suite 2300
                           Tampa, Florida  33602

Item 2.      (c)  Citizenship:

                           U.S.A.

Item 2.      (d)  Title of Class of Securities:

                           Common Stock, par value $.001 per share

Item 2.      (e)  Cusip Number:

                           87815U 20 4

CUSIP No. 87815U 20 4                                                Page 5 of 7

Item 3. Statements filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the Person filing is a:

         (a) [ ]  Broker or dealer registered under Section 15 of the Exchange
                  Act.
         (b) [ ]  Bank as defined in Section 3(a)(6) of the Exchange Act.
         (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.
         (d) [ ] Investment company registered under Section 8 of the Investment Company Act.
         (e) [ ]  An investment adviser in accordance with Rule
                  13d-1(b)(1)(ii)(E);
         (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
         (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
         (h) [ ] a savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
         (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
         (j) [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

         If this statement is filed pursuant to Rule 13d-1(c), check this box.
         [X]

Item 4.  Ownership

         (a) Amount Beneficially Owned (describe): Of the 942,884 shares reported pursuant to this Schedule 13G, 68,237 shares are owned by the Dorothy C. Cason Revocable Trust of which the Reporting Persons are the Trustees; 531,813 shares are owned by the Warren M. Cason Revocable Trust; 291,009 shares are owned directly by Dorothy C. Cason; and 51,825 shares are owned directly by Warren M. Cason. Each Reporting Person disclaims beneficial ownership of the shares held directly by the other Reporting Person.

         (b) Percent of Class: 11.8%, based on the 7,993,366 outstanding shares reported on the most recently filed Form 10-Q for the quarter ending March 31, 2001.

         (c) Number of shares as to which such person has sole or shared power to dispose or vote the shares: See the corresponding cover page.

Item 5.  Ownership of Five Percent or Less of a Class:

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

         This report is being filed as an amendment to a previously filed statement on Schedule 13D, filed February 8, 1999 (the "Original 13D") on behalf of the Reporting Persons, and Kirk Scoggins (the "Group"). See the Original 13D, as previously filed. The Original 13D was filed by the Group, as parties to a voting agreement, dated December 18, 1998, (the "Voting Agreement"), in the form filed with the Original 13D. The Voting Agreement expired December 18, 2000. As a result, the Group's reporting obligation has ceased and is no longer deemed a 5% holder. The Reporting Persons still hold greater than 5% and are eligible to report on Schedule 13G.

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CUSIP No. 87815U 20 4                                                Page 6 of 7

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

                  N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

                  N/A

Item 8.  Identification and Classification of Members of the Group:

                  N/A

Item 9.  Notice of Dissolution of Group:

                  The Group, as discussed in Item 5 has dissolved. As a result, all further filings with respect to transactions in the Issuer's securities, if required, will be made by the members of the Group in their individual capacity.

Item. 10. Certification (see Rule 13d-1(b) and (c)):

                  By signing below I certify that to the best of my knowledge and beliefs the securities referred to above were not acquired and are not held for the purpose of or with the effective of changing or influencing the control of the Issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits          Exhibit 1         Joint Filing Agreement, dated June 8, 2001
                                    between Warren M. Cason and Dorothy C.
                                    Cason.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                Dated:      6/8/2001
                                                       ------------------------


                                                /s/ Dorothy C. Cason
                                                -------------------------------
                                                Dorothy C. Cason



                                                /s/ Warren M. Cason
                                                -------------------------------
                                                Warren M. Cason

CUSIP No. 87815U 20 4                                                Page 7 of 7

                                    AGREEMENT

                     RESPECTING JOINT FILING OF SCHEDULE 13G

         In accordance with Rule 13d-1(k) under Securities Exchange Act of 1934, the undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13G reporting each of the undersigned's ownership of shares of common stock of TeamStaff, Inc., a New Jersey corporation, and hereby affirm that such Schedule 13G is being filed on behalf of each of the undersigned.

         IN WITNESS THEREOF this Agreement may be executed in one or more counterparts, each of which shall deemed an original for all purposes and all of which together shall constitute one and the same Agreement, and this Agreement may be effected by a written facsimile signature of each party.

Dated June 8, 2001.


                                                 /s/ Warren M. Cason
                                                 ------------------------------
                                                 Warren M. Cason



                                                 /s/ Dorothy C. Cason
                                                 ------------------------------
                                                 Dorothy C. Cason